November 7, 2008 By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (“LogMeIn” or the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 4 in response to comments contained in a letter, dated August 14, 2008 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael K. Simon, Chairman and Chief Executive Officer of LogMeIn. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 4 to the Registration Statement.
Registration Statement on Form S-1
Certain Relationships and Related Transactions, page 86
1.	By separate letter, we will provide further comments on the confidential treatment request concerning Exhibit 10.16, the related party contract with Intel. We continue to believe that the scope of the confidential treatment application should be narrowed. Additionally, the prospectus should be expanded to provide additional quantitative and qualitative information about the material rights and obligations of Intel and the registrant under the connectivity and service and marketing agreement that is responsive to Item 404 of Regulation S-K.
Response:	The Company acknowledges receipt of the Staff’s comments (set forth in a letter from the Staff dated August 14, 2008) regarding the Company’s confidential treatment request. The Company will respond to the Staff’s comments regarding the Company’s confidential treatment request in a separate response letter. After resolution of the confidential treatment request, the Company will update the Registration Statement accordingly.

Securities and Exchange Commission
November 7, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 34
2.	Please explain to us why the increase in shares approved under option plans resulted in an increase in the number of equity shares outstanding when calculating the November 21, 2007 enterprise value.
Response:	The November 21, 2007 increase in the number of shares authorized for issuance under the Company’s 2007 Stock Incentive Plan resulted in an increase in the total number of shares outstanding when calculating the November 21, 2007 enterprise value per share of the Company because, at the time of the valuation, the Company intended to grant options under the 2007 Stock Incentive Plan prior to the valuation’s assumed liquidity event. This impacts the valuation since the option pricing-method is a forward looking methodology and therefore takes into account the future dilution of existing shareholders upon the exercise of shares underlying issued options. In actuality, all of the 1.9 million shares that were part of the November 21, 2007 increase in the option pool were in fact granted prior to the estimated liquidation date in the valuation report, July 2008. The Company believes that if it had not taken the shares underlying the issued options into account when calculating the November 21, 2007 enterprise value per share, the enterprise value of the Company would have been overvalued on a fully-diluted basis. The Company has revised the Registration Statement (please see page 41) to add clarify language in response to the Staff’s comment.
3.	Please tell us whether you have determined your proposed IPO price or the estimated price range.
Response:	The Company has not yet determined its IPO price or an estimated price range.
If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Michael Penney of this firm at (617) 526-6314.
Sincerely,
/s/ Susan L. Mazur
Susan L. Mazur

cc:	Via Facsimile: (617) 526-5000

Michael Penney, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP